NOKIA

02025346

P.E.
2-28-02

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer

Pursuant to Rule 13A-16 or 15d-16 of
The Securities Exchange Atc of 1934

For the month of February 2002

Nokia Corporation
Keilalahdentie 4
02150 Espoo, Finland

Form 20-F X   Form 40-F ___

The registrant by furnishing the information contaiden in this Form is also thereby furnishing the information to the Commisssion pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

Enclosures: Press Releases

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nokia Corporation

February 28, 2002

Ursula Ranin
Vice President, General Counsel

February 8, 2002

Nokia warrants exercised for share subscription

A total of 313,472 Nokia shares were subscribed for after the increase in the share capital registered on January 10, 2002. The shares were subscribed for with the A, B and C warrants of the Nokia Stock Option Plan 1997 issued to the key personnel of Nokia. The Stock Option Plan was approved by the Annual General Meeting of March 25, 1997.

The corresponding increase in the share capital, in total EUR 18,808.32 has been registered in the Finnish Trade Register on February 8, 2002. As a result of the increase, the share capital of Nokia is currently EUR 284,270,615.58 and the total number of shares is 4,737,843,593. Nokia received as additional shareholders' equity a total of EUR 1,011,534.96.

The new shares subscribed for entitle their holders to dividend for the first time for the fiscal year 2002. The holders of the new shares are entitled to all other shareholders' rights from the registration date, February 8, 2002. However, the new shares will be listed on the Helsinki Exchanges together with the other shares no earlier than at the turn of March and April 2002. Listing of the shares will also be applied for on the Frankfurt, London, New York, Paris and Stockholm Stock Exchanges.

The subscription period for the A warrants of the Nokia Stock Option Plan 1997 began in December 1997, for the B warrants in November 1999 and for C warrants in November 2001. The A, B and C warrants of the Nokia Stock Option Plan 1997 are listed on the Helsinki Exchanges as one security.

Further information:
Nokia
Corporate Communications
tel. +358 7180 34459
fax. + 358 7180 38226
email communications.corporate@nokia.com
www.nokia.com